Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS NOVEMBER SALES

HOUSTON, TX, December 4, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week November period ended November 29, 2008 decreased 4.8% to $124.4 million from $130.7 million in the prior year four week period ended December 1, 2007. Comparable store sales decreased 8.0% versus an increase of 3.6% last year. The Company noted that its November sales were adversely affected by the one-week later observance of Thanksgiving this year versus last year. The Thanksgiving calendar shift resulted in there being only two post-Thanksgiving shopping days in November this year compared to nine shopping days last year.

The Company reported that cosmetics achieved a comparable store sales increase during November, while accessories, dresses, footwear, mens, misses sportswear and petites all performed better than the Company average. The Company added that the South Central was its best performing region and the Southeast was its weakest region.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2008	2007	2008	2007
1st Quarter	(5.4)%	0.1%	$353.5	$358.2
2nd Quarter	(1.4)	0.5	372.7	359.2
3rd Quarter	(10.3)	(1.0)	333.8	355.1
November	(8.0)	3.6	124.4	130.7
Year-To-Date (10 Mos)	(5.9)	0.3	1,184.4	1,203.2

--more--

Andy Hall, President and Chief Executive Officer, commented, "We are pleased to have outperformed our down mid teens guidance for November's comparable store sales. The better than expected results were fairly consistent throughout the month and continued through the Thanksgiving weekend, as our customers responded well to our desirable gift selections and compelling values. Looking ahead, we expect December to benefit from two extra pre-Christmas shopping days versus last year and an aggressive marketing campaign, but we still are planning the business around a low-to-mid single digit comparable store sales decline for the month."

Store Activity

During November, the Company completed its fiscal 2008 store opening program with the opening of eleven new stores, which brought the total number of new stores opened during the year to 56. A new Bealls store was opened in Price, UT, new Stage stores were opened in Columbia, MS, and Houma, LA, and new Peebles stores were opened in Bad Axe, MI, Batavia and Penn Yan, NY, Greenville, PA, Hibbing, MN, Kendallville, IN, London, KY, and Oneida, TN. In addition to the eleven new stores opened in November, the Company reopened three hurricane-damaged stores during the month.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 745 stores located in 38 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's outlook for December comparable store sales. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

###